FILE NO. 70-8037

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 AMENDMENT NO. 6
                               (POST-EFFECTIVE) TO
                                    FORM U-1

                                   APPLICATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                         CENTRAL POWER AND LIGHT COMPANY
                                  P.O. Box 2121
                           Corpus Christi, Texas 78403

                  (Names of companies filing this statement and
                    addresses of principal executive offices)



                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)



                           Wendy G. Hargus , Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                               Dallas, Texas 75202

                           Wendy G. Hargus, Treasurer
                         Central Power and Light Company
                                  P.O. Box 2121
                           Corpus Christi, Texas 78403

                              Ronald T. Astin, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                               1001 Fannin Street
                            Houston, Texas 77002-6760
                   (Name and addresses of agents for service)


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Item 1.  Description  of Proposed  Transaction  Item No. 1 is hereby amended and restated as follows:
         Central and South West Corporation, a Delaware corporation ("CSW"), is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"). Central Power and Light Company, a Texas corporation ("CPL"), is a wholly-owned electric utility subsidiary of CSW.
         On May 29, 1992, CSW and CPL entered into a settlement with Houston Industries Incorporated, a Texas corporation ("HII"), and its subsidiary, Houston Lighting & Power Company, a Texas corporation ("HLP"), to normalize business relations between the two systems and to settle several disputes which had existed between the two systems for some time. One such dispute involved allegations by CPL that HLP breached its duties and obligations in its performance as the Project Manager of the South Texas Project Electric Generating Station ("STP"). Other disputes did not raise jurisdictional issues under the Act.
         On July 17, 1992, CSW and CPL (as well as CSW Credit, Inc., a wholly-owned subsidiary of CSW), filed an Application-Declaration on Form U-1 under the Act (File No. 70-8037) relating to the settlement of the litigation described above and with regard to certain financing activities of CSW Credit, Inc. The Application-Declaration was amended on October 9, 1992, December 3, 1992, and December 23, 1992, and was the subject of orders of the Securities and Exchange Commission (the "Commission") dated December 8, 1992 (Release No. 35-25696)(the "Original Order") and December 29, 1992 (Release No. 35-25720), each of which declared effective CSW's and CPL's Application-Declaration with respect to certain of the matters covered thereby. However, in the Original Order, the Commission reserved jurisdiction with respect to one aspect of the
settlement  of  the  litigation,   the  formation  of  a  new  Texas  non-profit
corporation to act as the operating company for STP, pending completion of the record with respect thereto. The Commission's reservation of jurisdiction was based, in part, upon the fact that at the date of the Original Order the owners of STP had not yet agreed on the structure of the proposed operating company for STP. Prior to the filing of this post-effective amendment, the owners of STP have approved in substantially final form the structure of such operating company, and CSW and CPL are filing this amended application (as amended by this post-effective amendment, the "Application") in order to complete the record and request authority from the Commission to enter into the final form of documents to create such operating company.
                                   Background
         STP is jointly owned by HLP, CPL, the City of San Antonio, Texas, acting by and through the City Public Service Board of San Antonio ("San Antonio"), and the City of Austin, Texas ("Austin" and, collectively with HLP, CPL and San Antonio, the "Owners"). STP consists of three principal types of assets and properties: (1) two 1250 megawatt nuclear-fueled generating units;
(2) a plant site and common station facilities; and (3) a 400-foot-wide transmission corridor. The two generating units and all of the common facilities incident thereto, including the plant site, are owned by the Owners as tenants-in-common. Each of the Owners is a party to an agreement (as heretofore amended, the "Participation Agreement"), which provides for the joining together of the Owners as tenants-in-common in owning and operating facilities for the production of electric energy and for the delivery of the electric energy produced to each Owner according to its respective ownership interest in STP. The Participation Agreement has been previously filed with the Commission. The electric energy so obtained by each Owner from the jointly-owned facilities is
distributed   and  sold  by  that  Owner  within  its  own  system.   Under  the
Participation Agreement, the current ownership of STP is as follows: HLP 30.8% CPL 25.2% San Antonio 28.0% Austin 16.0% Total 100.0%

         Presently, a management committee comprised of one representative of each Owner makes all material decisions and determinations incident to the operation of STP. In the absence of unanimity, this committee generally acts through the vote of two or more Owners holding at least 60 percent of the ownership interest in STP. Currently, HLP acts as the sole project manager of STP, except for maintenance of the transmission corridor, which is the responsibility of CPL. As project manager, HLP initiates the preparation of engineering and administrative plans and studies and furnishes the management committee with all necessary information upon which determinations are made by the management committee and carries out and coordinates the directions of the management committee incident to the operation of the system and the generation of power. In addition, as project manager HLP management maintains and furnishes the Owners with all required records of costs and expenses to permit the Owners properly to reflect and report their interests in STP in their respective financial and income statements. Under the Participation Agreement, the management committee has the power to remove HLP as project manager by the vote of a majority of the ownership interest.
                            The Proposed Transaction
         In order to give each Owner an equal voice in the operation of STP, the Owners have agreed to relieve HLP of its rights and obligations as project manager and to have a new entity, STP Nuclear Operating Company, a Texas non-profit corporation without membership interests ("OPCO"), assume HLP's obligations to manage STP. The Owners determined to use a state law non-profit corporation to operate STP by contract to better assure a proportionate sharing of costs, liabilities and benefits associated with the operation of STP.
         OPCO, as operator of STP, will not be an owner of STP and will not be entitled to take, or have any ownership interest in, any energy generated by STP. OPCO will be formed by the Owners. It is proposed that the Owners will effect the substitution of OPCO for HLP in the operation of STP by entering into an Amended and Restated Participation Agreement (the "Amended Participation Agreement") in substantially the form attached as Exhibit 12. The Owners also propose to enter into the South Texas Project Operating Agreement with OPCO (the "Operating Agreement")(attached hereto as Exhibit 13), pursuant to which OPCO will maintain and operate STP, subject to the control and direction of an Owners Committee consisting of one representative of each Owner (the "Owners Committee") appointed under the terms of the Amended Participation Agreement.
         OPCO will be organized as a non-stock, non-member, non-profit corporation under the Texas Non-Profit Corporation Act. This structure was selected by the Owners because of legal issues posed by other alternatives for Owners other than CPL. Specifically, the Texas Constitution prohibits municipal entities from owning stock in a private corporation or from lending their credit to private entities.1 However, this prohibition does not, in the opinion of counsel to San Antonio and Austin, limit participation in a non-profit corporation, at least with respect to a corporation that has no members and no outstanding ownership interests.2 Similarly, HII's exempt status under the Act requires all of its "subsidiary companies" within the meaning of the Act to be organized under the laws of Texas. Although CSW and CPL have been advised that HII does not regard OPCO as a "subsidiary company" within the meaning of the
Act,  the  issue is  avoided  by  utilizing  a Texas  entity.  The  Articles  of
Incorporation (the "Articles") and Bylaws (the "Bylaws") of OPCO will be in substantially the forms attached as Exhibits 14 and 15, respectively. Pursuant to the Articles and Bylaws, the Operating Agreement and the Amended Participation Agreement, the Owners will manage the affairs of OPCO. Under the Articles and the Bylaws, each Owner appoints one director to the Board of Directors of OPCO (an "Owner Director"). In addition, the chief executive officer (chosen by and subject to removal by the affirmative vote of three Owner Directors) of OPCO serves as a director. Owner Director vacancies may be filled only by the Owner who designated the person whose absence created the vacancy. If the vacancy is created by the absence of the chief executive officer of OPCO, such vacancy is filled by the affirmative vote of three of the Owner Directors.3 Each Owner Director is expected to advocate and further the interests of the Owner who appointed the Owner Director; and no Owner Director is expected to further the interests of the other Owners.4 The officers of OPCO are elected or appointed by the Board of Directors.
         OPCO is not  authorized  under its  Articles to conduct any business or activity other than serving as operator of STP pursuant to the Operating Agreement and is prohibited from engaging in any activity seeking profit or pecuniary gain.5 A unanimous vote of the Board of Directors is necessary to dissolve OPCO or merge it with any other entity or to amend its Articles and Bylaws.6 Any residual assets remaining upon the dissolution of OPCO may not be distributed to any person other than a governmental agency or charity.7
         Pursuant to the Operating Agreement, OPCO will not have an ownership interest in (i) the property or utility assets constituting STP, (ii) the power generated by STP, (iii) the revenues received from the sale of power, or (iv) the fuel used to generate the power.8 STP will continue to be owned by the Owners as tenants-in-common pursuant to the terms of the Amended Participation Agreement. As between OPCO and the Owners, all risks associated with ownership or loss of the property comprising STP and all benefits issuing from ownership will be vested in the Owners.9 The Operating Agreement provides that the Owners recognize that OPCO "is a non-profit corporation, formed, controlled and financed by the [Owners] solely for the purpose of acting on behalf of the [Owners] in carrying out the responsibilities which are described herein."10 The Owners indemnify OPCO from any damage resulting from its performance under the Operating Agreement. Such indemnity is intended by the Owners to hold OPCO harmless from any liability arising from OPCO's operation of STP11 and is consistent with the objective of all Owners that all actual costs or expenses of OPCO of whatever nature will be borne by the Owners severally in accordance with their respective ownership interests in STP (as to each such Owner, its "Participant's Share"). Such costs would be incurred by OPCO based on budgets approved by the Owners after consultation with OPCO. OPCO will have no right or authority to bind the Owners, without the requisite consent of the Owners Committee under the Amended Participation Agreement, to the acquisition or disposition of property.12
         Pursuant to the Operating Agreement, OPCO would possess, use, maintain, repair, improve, operate, decontaminate and decommission STP (excluding operation of certain transmission corridors and switch yards, which will remain in the control of HLP or CPL). OPCO will provide or provide for all labor, supervision, supplies, equipment and services for the operation, maintenance, repair, replacement, reconstruction, decontamination and decommissioning of all aspects of STP in order to deliver to the Owners the electric power generated at STP.
         All costs of operation of OPCO, including capital improvements, additions and betterment costs, overhead expenses, employee benefit costs, costs of goods and services (including nuclear fuel) and all other costs of operation of OPCO of whatsoever nature (collectively, "Costs of Operation") are to be borne by the Owners proportionally in accordance with their respective Participant's Shares (other than costs incurred which cannot be directly allocated, which are charged using the allocation factors described below). All contracts executed by OPCO (other than contracts with OPCO employees or relating to internal OPCO affairs), including contracts with Owners, are required by the Operating Agreement to be executed by OPCO as agent for each Owner and must contain provisions requiring the obligations undertaken to be the several (but not joint) obligation of the Owner limited to such Owner's Participant's Share of the obligations under the contract. Accordingly, each Owner will bear its Participant's Share of the Costs of Operation of OPCO in operating STP, either directly under contracts executed by OPCO as agent for the Owners or by payment to OPCO upon OPCO's request as provided in the Operating Agreement.13 OPCO is required to keep books and records in respect of its Costs of Operation, which are required to be audited annually by independent accountants and which may be audited by regulatory authorities having jurisdiction at the request of any Owner. Further, OPCO is required to charge each Owner with any underpayment, and credit each Owner with any overpayment, of any Costs of Operation. OPCO is required to assist any Owner in complying with its responsibilities with regard to STP (including responsibilities to security holders regulatory authorities and others) and to separately charge any such Owner the direct costs of OPCO in rendering any such services.14
         The accounting records of STP are maintained (and will be maintained by
OPCO) on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP"). The accounting records are also currently maintained (and the Owners desire OPCO to maintain), and the accompanying amounts are classified (and the Owners desire OPCO to classify) in accordance with the Federal Energy Regulatory Commission's "Uniform System of Accounts Prescribed for Public Utilities and Licensees" as adopted by the Public Utility Commission of Texas (the "FERC Chart of Accounts"). Costs will be determined by OPCO in accordance with GAAP and will be collected in accordance with the Amended Participation Agreement and the FERC Chart of Accounts. In addition, costs are (and will be) collected by activities performed, resources employed and responsible departments.
         However, OPCO will not have any right to any of the electric energy produced by STP and will not be entitled to any management fee or similar compensation and will derive no profit from its operations under the Operating Agreement. OPCO will not be permitted to market on behalf of any Owner any electric energy produced by STP. Any property of whatsoever kind or nature acquired by OPCO will be acquired for the account and benefit of the Owners and will be owned by the Owners as tenants-in-common as provided in the Amended Participation Agreement.15
                              Issues Under the Act
         Section 2(a)(3). The applicants believe that the activities of OPCO undertaken in accordance with the provisions of the Amended Participation Agreement should not cause OPCO to be regarded as an "electric utility company" within the meaning of Section 2(a)(3) of the Act, because OPCO will not possess the level of operating authority with regard to STP necessary to cause it to be deemed to "operate" STP under Section 2(a)(3) pursuant to the Ebasco Services, Inc. line of no-action letters,16 nor is such a result required by the plain meaning of the statute or, in applicants' view, sound public policy. As previously stated, OPCO will have no ownership interest in STP or the electricity generated by STP. Applicants believe that OPCO will not "operate" STP because OPCO will be subject to supervision of the Owners and, accordingly, will not have complete operating responsibility over STP and because OPCO will not be paid fees based on revenue or income. In effect, OPCO will serve as a device for allocating actual operating expenses among the Owners of STP, and OPCO will derive no other revenues from its activities beyond those necessary to defray such expenses. Under the Amended Participation Agreement, all material decisions and determinations incident to the operation of STP will be made by the Owners Committee which will act through the vote of two or more Owners holding in excess of 60 percent of the ownership interest in STP.17 Indeed, except for the substitution of OPCO as the operator, the Amended Participation Agreement is not materially different from the Participation Agreement and, accordingly, applicants believe, is properly regarded as a reorganization of the existing relationship among the Owners rather than as the admission of a new "electric utility company" as "operator" of STP.
         The arrangements regarding OPCO are very similar to the situations in which the Commission staff has granted no-action relief regarding similarly structured operating companies or in which exemption applications have been approved by the Commission because the arrangements under discussion did not involve an "operator" within the meaning of Section 2(a)(3) of the Act due to the level of authority retained by the owners of the facilities. See Wolf Creek Operating Corporation (publicly available December 11, 1995), Western Resources, Inc. (publicly available June 26, 1995) and Kansas Power & Light Company, Release No. 35-25465 (February 5, 1992).18 Accordingly, applicants believe that the formation of OPCO and the implementation of the South Texas Project Operating Agreement does not result in OPCO becoming the "operator" of STP within the meaning of the Act.
         Sections 9(a) and 13(b). The formation of OPCO does not involve the acquisition of a "security" within the meaning of the Act, since the formation of OPCO does not involve the acquisition of any instrument enumerated in the Act as a "security" or of any instrument commonly thought of as a security. Indeed, the Owners will not acquire anything upon the formation of OPCO, but are merely reorganizing their existing relationship in a fashion that does not result in the creation of a new venture or the acquisition by any of the Owners of any right or power they do not already possess under the existing Participation Agreement. Accordingly, applicants believe the formation of OPCO does not involve the acquisition of "any security" or "any other interest in any business" within the meaning of Section 9(a)(1) of the Act, since the operation of power plants is an inherent part of the core business of electric utility companies. The formation of OPCO is not, in applicants' view, an "other"
interest in any business, merely the reorganization of the Owners' existing interest in their existing business, STP. See GPUNC, SEC No-Action Letter, (publicly available September 27, 1995). However, CSW and CPL request any necessary authority under Section 9(a)(1) of the Act to effect the transactions described herein.
         While not entirely clear under existing law, each of CSW and CPL will treat OPCO as a "subsidiary company" within the meaning of Section 2(a)(8) of the Act, and CSW and CPL will comply with all applicable provisions of the Act and rules and regulations thereunder with respect to OPCO. In addition, each of CSW and CPL will treat OPCO as a subsidiary service company subject to Section 13(b) of the Act and CSW will cause an annual report on Form U-13-60 to be filed in respect of OPCO's activities and will cause OPCO to comply (except as set forth below) with the accounting and record keeping requirements of Rule 93 and the reporting requirements of Rule 94 under the Act. Prior to the formation of OPCO, the accounting records of STP have been kept in accordance with the FERC Chart of Accounts, which has proven satisfactory to the Owners and regulatory authorities. CSW and CPL request approval to continue to utilize the FERC Chart of Accounts. The method of utilizing the FERC Chart of Accounts will allow fulfillment of the annual reporting requirements of Form U-13-60 under the Act. Moreover, the use of such accounts will provide more detail and accurate reporting for the Form U-13-60. OPCO will continue to utilize a work order system to accumulate costs and charges to customers. All costs will be directly charged wherever possible. Costs which cannot be directly charged will be allocated fairly and equitably among the Owners utilizing the following allocation factors: (i) ownership percentage; (ii) an Owner's net generation as a portion of total net generation; and (iii) even percentage. Based on the foregoing, CSW and CPL request Commission approval or exemption to permit OPCO to continue to use (and to report on Form U-13-60 based upon) the FERC Chart of Accounts rather than the Uniform System of Accounts For Mutual Service Companies and Subsidiary Service Companies which would otherwise be required pursuant to Rule 93.
         The Operating Agreement requires OPCO to charge all Costs of Operation to Owners in accordance with their respective Participant's Share and mandates that all contractual obligations undertaken by OPCO on behalf of Owners be several and not joint obligations of the Owner. No provision of the Operating Agreement or the Amended Participation Agreement would permit OPCO to charge a mark up or margin on any service rendered to Owners, and both the Operating Agreement and OPCO's Articles of Incorporation forbid OPCO from undertaking any activity for profit. These provisions will assure that CPL and CSW (and any other associate company of either) will receive services from OPCO at cost as contemplated by Rule 90 under the Act. However, CSW will cause (i) any services rendered by OPCO to CPL and CSW (and any other associate company of either), and
(ii) any services rendered by CSW or CPL to OPCO to be rendered in compliance with Rules 90 and 91 under the Act. Finally, the applicants request that the Commission waive the requirement that a Form U-13-1 Application-Declaration be filed in respect of the formation of OPCO as all information required by that Form is contained herein or will be provided by amendment.
         Compliance with Rule 54. To the extent the formation of OPCO may be deemed to involve the issuance of a "security" within the meaning of the Act, there will be no proceeds from the formation of OPCO that could be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act ("EWG"), or a foreign utility company, as defined in Section 33 of the Act ("FUCO"). Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein thereby satisfying such provision and making Rule 53(c) inapplicable.
         CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of August 14, 1997 was approximately $913 million, or approximately 46% of CSW's "consolidated retained earnings" as of June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the CSW and its operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4).
         The documents with respect to OPCO are in substantially final form, although additional minor changes may be made to such documents. CSW and CPL request that the Commission release jurisdiction and issue an appropriate order authorizing CPL to enter into and conclude the final form of documents to create OPCO. CSW and CPL will augment the record herein with the final documents to be filed with a certificate of notification.

                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  August28, 1997



                             CENTRAL AND SOUTHWEST CORPORATION

                             By:/s/WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer

                                S I G N A T U R E


                  Pursuant to the requirements of the Public Utility Holding company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  August 27, 1997


                         CENTRAL POWER AND LIGHT COMPANY

                         By: /s/ WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer

_________________________

     1    Tex. Const., art. III, ss. 53 (amended 1904).

     2 At least two opinions of the Texas Attorney General have authorized municipalities to enter into such arrangements. See Op.
          Tex. Att'y Gen. No. M-1023 (1971) and Op Tex. Att'y. Gen No. DM-1994
          (1992).

     3    Article VII of the Articles and Section 2.2 of the Bylaws of OPCO.

     4    Article IV of the Articles of OPCO.

     5    Article IV of the Articles of OPCO.

     6    Articles VIII and IX of the Articles of Incorporation of OPCO.

     7    Article VIII of the Articles of OPCO.

     8    Section 2.2E of the Operating Agreement.

     9    Section 4.2 of the Operating Agreement.

     10   Section 6.1 of the Operating Agreement.

     11   Section 6.1, 6.2 and 6.3 of the Operating Agreement.

     12   Article II of the Operating Agreement.

     13   Sections 5.1 - 5.4 of the Operating Agreement.

     14   Section 9.3 of the Operating Agreement.

     15   Sections 1.7, 2.1, 2.2E, and Article III of the Operating Agreement.

     16 Ebasco Services, Inc., SEC No-Action Letter, (publicly available September 16, 1982). Since the issuance of Ebasco Services, Inc., a series of similar no-action letters have confirmed the conclusions reached in Ebasco Services, Inc., even in cases in which the company in question had a greater measure of responsibility than is contemplated for OPCO. See, Westvaco Corp. , SEC No-Action Letter, (publicly available August 26, 1996), Tucson Elec. Power Corp., SEC No-Action Letter, (publicly available September 27, 1995), Kenetech Windpower, Inc., SEC No-Action Letter, (publicly available April 15,
          1994) Ogden Martin Systems of Clark Limited Partnership, SEC No-Action Letter, (publicly available December 6, 1993, Bechtel Power Corporation, SEC No-Action Letter, (publicly available May 22, 1991); Colstrip Energy Limited Partnership, SEC NO-Action Letter, (publicly available December 7, 1989), and Combustion Engineering, Inc., SEC No-Action Letter, (publicly available August 24, 1987).

     17   Amended Participation Agreement, Article 9.

     18 See, also, Ogden Martin Systems of Clark Limited Partnership (publicly available December 6, 1993, Bechtel Power Corporation, (publicly available May 22, 1991); Colstrip Energy Limited Partnership (publicly available December 7, 1989), Combustion Engineering, Inc. (publicly available August 24, 1987) and Ebasco Services, Inc. (publicly available August 17, 1982).